UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Canadian National Railway Company

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

136375102

(CUSIP Number)

Jacki Badal, Esq.
2365 Carillon Point
Kirkland, WA 98033
(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,400,770 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 101,400,770 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,400,770 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All common shares (“Common Shares”) of Canadian National Railway Company (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 710,694,071 Common Shares outstanding as of March 5, 2021, as reported in the Management Information Circular filed by the Issuer on Form 6-K on March 23, 2021 (the “Form 6-K”).

CUSIP No. 136375102
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,907,283 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,907,283 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,907,283 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), all Common Shares beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)	Based on 710,694,071 Common Shares outstanding as of March 5, 2021, as reported in the Form 6-K.

CUSIP No. 136375102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,400,770 (1)

	8.	Shared Voting Power 13,907,283 (2)

	9.	Sole Dispositive Power 101,400,770 (1)

	10.	Shared Dispositive Power 13,907,283 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,308,053 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	All Common Shares of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	The Trust beneficially owns 13,907,283 Common Shares. For purposes of Rule 13d-3, all Common Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 710,694,071 Common Shares outstanding as of March 5, 2021, as reported in the Form 6-K.

CUSIP No. 136375102
1.	Names of Reporting Persons. Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,907,283 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,907,283 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,907,283 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Trust beneficially owns 13,907,283 Common Shares. For purposes of Rule 13d-3, all Common Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)	Based on 710,694,071 Common Shares outstanding as of March 5, 2021, as reported in the Form 6-K.

Item 1.	Security and Issuer

This statement relates to the common shares, no par value (the “Common Shares”), of Canadian National Railway Company (the “Issuer”). The principal executive offices of the Issuer are located at 935 de La Gauchetière Street West, Montreal, Quebec, Canada H3B 2M9.

Item 2.	Identity and Background

(a)	This statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III, and Melinda French Gates (collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

(b)	The business addresses of the Reporting Persons are as follows:
•	Cascade: 2365 Carillon Point, Kirkland, Washington 98033
•	The Trust: 2365 Carillon Point, Kirkland, Washington 98033
•	Mr. Gates: 500 Fifth Avenue North, Seattle, Washington 98109
•	Mrs. Gates: 500 Fifth Avenue North, Seattle, Washington 98109

(c)	Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. Mr. Gates controls Cascade as its sole member. The address of Cascade’s principal office is set forth in paragraph (b) of this item.

The Trust is a charitable trust established under the laws of the State of Washington. The Trust was established to invest and manage the endowment assets of the Bill & Melinda Gates Foundation (the “Foundation”) and to separate the investment and management activities of the endowment from the program work of the Foundation. Mr. and Mrs. Gates control the Trust as its Co-Trustees. The address of the Trust’s principal office is set forth in paragraph (b) of this item.

Mr. Gates, a natural person, is a Co-Trustee of the Foundation and the Trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

Mrs. Gates, a natural person, is a Co-Trustee of the Foundation and the Trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d)	None.

(e)	None.

(f)	Mr. and Mrs. Gates are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade and the Trust purchased their Common Shares with working capital.

Item 4.	Purpose of Transaction

On March 23, 2021, the Issuer announced the nomination of Justin Howell for election as a director of the Issuer at its 2021 annual general meeting of shareholders. Mr. Howell is employed by Mr. Gates as a senior investment manager. Mr. Howell exercises no investment or voting power over the Common Shares beneficially owned by the Reporting Persons. This Schedule 13D is being filed in connection with such nomination for election.

The Reporting Persons acquired their respective Common Shares for investment purposes, from working capital.

The Reporting Persons previously reported their beneficial ownership of Common Shares in a statement on Schedule 13G, filed on October 31, 2000; as amended and supplemented on February 9, 2001; as amended and supplemented on February 14, 2002; as amended and supplemented on February 13, 2003; as amended and supplemented on February 17, 2004; as amended and supplemented on February 11, 2005; as amended and supplemented on February 15, 2006; as amended and supplemented on February 14, 2007; as amended and supplemented on February 14, 2008; as amended and supplemented on February 17, 2009; as amended and supplemented on February 14, 2011; as amended and supplemented on February 24, 2011; as amended and supplemented on February 14, 2012; as amended and supplemented on February 14, 2013; as amended and supplemented on February 12, 2016; as amended and supplemented on February 13, 2020; and as amended and supplemented on February 12, 2021.

The Reporting Persons intend to continuously review and evaluate all of their alternatives with respect to their investment in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. This may include selling or purchasing securities in the future, depending on market conditions and portfolio-management concerns, including liquidity and exposure preferences, and subject to regulatory and other approvals.

From time to time, the Reporting Persons have engaged and expect in the future to engage in discussions with representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer. The Reporting Persons may also engage in discussions with representatives of the Issuer or other shareholders of the Issuer on matters of mutual interest, which may include discussions regarding the business and strategic direction of the Issuer.

The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions and valuations, subsequent developments affecting the Issuer, the general business and prospects of the Issuer, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)	See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Trust sold 483,019 Common Shares on January 25, 2021, for cash in open market transactions at the weighted-average sale price per share set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 – Transactions during the period from January 23, 2021, to March 24, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2021	CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (2) (3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Date: March 24, 2021	CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (2) (3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

EXHIBIT 99.1

The table below specifies the date of the transaction, number of shares, weighted-average price per share and range of price per share of the common shares of Canadian National Railway Company (the “Issuer”) sold by the Bill & Melinda Gates Foundation Trust (the “Trust”) during the period from January 23, 2021, to March 24, 2021. The Trust undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price. All transactions were effected in the open market. The Issuer’s shares are listed in the U.S. on the New York Stock Exchange (ticker: CNI) and in Canada on the Toronto Stock Exchange (ticker: CNR).

Date of Transaction	Number of Shares Sold	Weighted Average Price per Share	Range of Price Per Share
			Low	High
January 25, 2021	47,600	USD 106.7050	USD 106.705	USD 106.705
January 25, 2021	147,500	USD 107.9937	USD 107.97	USD 108.32
January 25, 2021	11,700	CAD 135.8325	CAD 135.26	CAD 136.25
January 25, 2021	69,800	CAD 136.8176	CAD 136.26	CAD 137.25
January 25, 2021	206,419	CAD 137.7007	CAD 137.26	CAD 138.20